Richard P. Greene, P.A.
                                  [Letterhead]

                                                     August 24, 1999

Raymond A. Be, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-7
Washington, D.C. 20549

         Re:      First Florida Communications, Inc. (the "Company")
                  Form 10-SB
                  File No.: 1-15123

Dear Mr. Be:

         In connection with the above referenced Company's Form 10-SB which was filed on June 28, 1999, please accept this correspondence as a formal request to withdraw this Form. The purpose for this withdrawal is based upon the number of outstanding comments and the expiration of the 60 days to become effective. This withdrawal is voluntary and the Company intends to resubmit the filing taking into account all outstanding comments.

         If you have any questions in this regard, please do not hesitate to contact me.

                                                     Very truly yours,

                                                     /s/ RICHARD P. GREENE, P.A.
                                                     ---------------------------
                                                     Richard P. Greene
                                                     For the Firm

RPG\evb

cc: First Florida Communications Services, Inc.